Exhibit (a)(5)(K)

All Accredited Employees:

Lone Star has just filed a statement with the Securities and Exchange Commission stating that it does not expect to close the acquisition of Accredited on the alleged basis that we would fail to satisfy the conditions to the closing of the acquisition.

We want you to be the first to know that we disagree completely with Lone Star’s claim and intend to hold Lone Star to its obligations under our agreement with them. In the last several days, we eliminated the two major obstacles to closing the transaction as a result of receiving all necessary regulatory approvals and resolving the class action lawsuit which sought to enjoin the transaction.

We know that you have many questions regarding this unexpected turn of events, and we want to provide you with answers. Many of the details behind Lone Star’s rationale, and the full implications of their decision, are not known to us at this moment. We assure you that we will communicate with you at the earliest opportunity as more information becomes available. In the meantime, we reiterate the message that Joe sent out this morning that it remains our goal to make it through the current storm in the mortgage market so that we can compete in a more rational market in the future.

We thank, and count on, all of you for your dedication, loyalty and professionalism in the challenging days ahead.

Jim, Joe, Stu and Jeff